ALIGNVEST ACQUISITION CORPORATION
INITIAL PUBLIC OFFERING OF CLASS A RESTRICTED VOTING UNITS – FINAL TERMS
June 16, 2015

A copy of the final prospectus dated June 16, 2015, containing important information relating to the securities described in this document has been filed with the securities regulatory authority in each of the provinces and territories of Canada. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of the final prospectus and any amendment (collectively, the “final prospectus”) is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final prospectus and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The securities of the Corporation have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities legislation and may not be offered or sold in the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities legislation or pursuant to an exemption therefrom. The final prospectus and this document each do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States.

ISSUER:	Alignvest Acquisition Corporation (the “Corporation”). The Corporation is a newly organized special purpose acquisition corporation incorporated under the laws of the Province of Ontario for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (the “Qualifying Acquisition”).

SPONSOR:	Alignvest Management Corporation

ISSUE SIZE:	$225,000,000

ISSUE:	22,500,000 Class A restricted voting units of the Corporation (“Class A Restricted Voting Units”)

ISSUE PRICE:	$10.00 per Class A Restricted Voting Unit

OVER-ALLOTMENT OPTION:	The syndicate of underwriters (the “Underwriters”) will have an option to purchase up to an additional 3,375,000 Class A Restricted Voting Units at the Issue Price, exercisable in whole or in part at any time until 30 days after closing of the offering (the “Closing”).

CLASS A RESTRICTED VOTING UNITS:	Each Class A Restricted Voting Unit consists of one class A restricted voting share of the Corporation (a “Class A Restricted Voting Share”) and ½ of a share purchase warrant (each whole share purchase warrant, a “Warrant”). Upon the closing of the Qualifying Acquisition, each Class A Restricted Voting Share will, unless previously redeemed, be automatically converted into one Class B share of the Corporation (the “Class B Shares”).

WARRANTS:	Exercisable starting 30 days after the completion of the Qualifying Acquisition, each whole Warrant will entitle the holder to acquire one Class B Share at a price of $11.50 per share, subject to adjustments. The Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after completion of the Qualifying Acquisition.

ALIGNVEST ACQUISITION CORPORATION
INITIAL PUBLIC OFFERING OF CLASS A RESTRICTED VOTING UNITS – FINAL TERMS
June 16, 2015

Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants by providing 30 days’ notice, if and only if, the closing price of the Class B Shares equals or exceeds $24.00 per Class B Share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period in which case the expiry date shall be the date which is 30 days following the date on which such notice is provided.

SPONSOR AND OTHER FOUNDERS PLACEMENT:	Concurrent with Closing, the Sponsor, Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker (collectively, the “Founders”) intend to purchase an aggregate of 846,000 Class B units of the Corporation (the “Class B Units”) at $10.00 per Class B Unit (the Sponsor intends to purchase 740,250 Class B Units and Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker intend to purchase an aggregate of 105,750 Class B Units). The Founders intend to purchase in aggregate an additional 84,375 Class B Units if the Over-Allotment Option is exercised in full. Each Class B Unit consists of one Class B Share and ½ of a Warrant.

TARGET ACQUISITION:	The Corporation intends to focus primarily on acquiring established companies and assets that it believes are fundamentally sound, and not start-up companies with speculative business plans or excessive leverage. The Corporation intends to focus primarily on acquiring companies and assets with an estimated enterprise value of between $250 million and $1.25 billion. While the Corporation intends to focus on operating businesses that have their primary operations located in Canada, its efforts to identify a target business will not be limited to a particular geographic region, and it may pursue an acquisition opportunity in any business industry or sector.

PERMITTED TIMELINE:	The Corporation must complete the Qualifying Acquisition within 21 months following Closing (or 24 months from Closing if the Corporation has executed a letter of intent, agreement in principle or definitive agreement for a Qualifying Acquisition within 21 months from Closing but has not completed the Qualifying Acquisition within such 21 month period). Such Permitted Timeline could be extended to up to 36 months with shareholder approval, by ordinary resolution, with approval by the Corporation's board of directors and (if required) the consent of the Toronto Stock Exchange (the “TSX”). In such circumstances, holders of Class A Restricted Voting Shares, whether they vote for or against, or do not vote on the extension, would be permitted to deposit all or a portion of their Class A Restricted Voting Shares for redemption at a per-share price, payable in cash, equal to the pro-rata portion of: (A) the escrowed funds on deposit in the escrow account at the time of the shareholders meeting, including any interest or other amounts earned, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation (including under Part VI.1 of the Income Tax Act (Canada) (the “Tax Act”)) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation. Such amount will not be reduced by the deferred underwriting commissions per Class A Restricted Voting Share held in the escrow account. The Corporation is not limited to only one Qualifying Acquisition, but to the extent the Corporation undertakes more than one, it is expected that the acquisitions will be completed concurrently within the Permitted Timeline and would be subject to the same shareholder vote.

ALIGNVEST ACQUISITION CORPORATION
INITIAL PUBLIC OFFERING OF CLASS A RESTRICTED VOTING UNITS – FINAL TERMS
June 16, 2015

QUALIFYING ACQUISITION VALUE & VOTING REQUIREMENTS:

The fair market value of the Qualifying Acquisition (or the aggregate fair market value of the Corporation's combined Qualifying Acquisitions, if there is more than one) must, unless exemptive relief is obtained from the TSX, not be less than 80% of the assets held in the escrow account (excluding the deferred underwriting commission and applicable taxes payable on interest and other amounts earned on the escrow account). The Qualifying Acquisition must be approved by (i) a majority of the Corporation's directors unrelated to the Qualifying Acquisition, and (ii) a majority of the votes cast by all shareholders of the Corporation (including holders of Class A Restricted Voting Shares and holders of Class B Shares, voting together as if they were a single class of shares).

USE OF PROCEEDS:

A portion of the proceeds from the Issue and the Sponsor and other Founders Placement will be used to finance the Qualifying Acquisition and to pay other expenses associated with the Qualifying Acquisition. The Corporation may also use share capital and/or debt, in whole or in part, as consideration to finance the Qualifying Acquisition. If the Qualifying Acquisition is paid for using shares or debt securities, or not all of the funds released from escrow are used for payment of the Qualifying Acquisition, the Corporation may apply the cash balance for general corporate purposes, including maintenance or expansion of operations of acquired businesses, payment of principal or interest due on indebtedness incurred in consummating the Qualifying Acquisition, funding of subsequent acquisitions, payment of dividends or general ongoing expenses.

PROCEEDS HELD IN ESCROW:

Upon Closing, gross proceeds of the Issue will be held by Equity Financial Trust Company, as escrow agent, in an escrow account at a Canadian chartered bank or subsidiary thereof. Subject to applicable law, none of the funds held in the escrow account will be released from the escrow account until the earliest of: (i) the closing of the Qualifying Acquisition within the Permitted Timeline, (ii) a redemption of Class A Restricted Voting Shares (as discussed herein), (iii) a winding-up of the Corporation, and (iv) the requirement to pay taxes on the interest or certain other amounts earned on the escrowed funds and/or for payment of other permitted amounts and certain expenses. The proceeds deposited in the escrow account will be required to be invested only in short-term Canadian government securities with a maturity of 180 days or less as determined by the Corporation from time to time and will not be invested in government agency securities.

RELEASE OF FUNDS IN	QUALIFYING ACQUISITION:

ALIGNVEST ACQUISITION CORPORATION
INITIAL PUBLIC OFFERING OF CLASS A RESTRICTED VOTING UNITS – FINAL TERMS
June 16, 2015

ESCROW:

Upon closing of the Qualifying Acquisition, all remaining amounts held in the escrow account not previously paid out or payable by the Corporation to redeeming holders of Class A Restricted Voting Shares (including expenses directly related to the redemptions), paid out or payable by the Corporation for tax liabilities on amounts earned on the escrowed funds and certain expenses, or payable by the Corporation to the Underwriters in satisfaction of their deferred underwriting commission of $0.350 per Class A Restricted Voting Unit, will be available to the Corporation. Funds released from the escrow account to the Corporation can be used to pay all or a portion of the purchase price of the Qualifying Acquisition and to pay other expenses associated with the Qualifying Acquisition.

NO QUALIFYING ACQUISITION:

If the Qualifying Acquisition is not completed within the Permitted Timeline, the Corporation will be required to redeem within 10 days following the last day of the Permitted Timeline, each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion of: (A) the escrow account, including any interest and other amounts earned, less (B) an amount equal to the total of (i) any applicable taxes payable on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected winding-up and certain other related expenses, each as reasonably determined by the Corporation. Upon such redemption, the rights of the holders of Class A Restricted Voting Shares as shareholders will be completely extinguished (including the right to receive further liquidation distributions, if any), subject to applicable law. There will be no redemption rights or liquidating distributions with respect to the Warrants, which will expire worthless if the Corporation fails to complete a Qualifying Acquisition within the Permitted Timeline.

CLASS B RIGHTS:

The Class B Shares will not have any access to, or benefit from, the proceeds in the escrow account under any circumstance.

MAKE WHOLE COVENANTS:

Prior to the Closing, and pursuant to the Make Whole Agreement and Undertaking (as defined in the prospectus), the Sponsor will agree that: (A) in the event of the liquidation of the escrow account upon the occurrence of the automatic redemption by the Corporation of the Class A Restricted Voting Shares resulting from the inability of the Corporation to complete a Qualifying Acquisition within the Permitted Timeline or on a winding-up, or (B) in the event of an extension to the Permitted Timeline or the completion of a Qualifying Acquisition, it will be liable to the Corporation if and to the extent any claims by any third party (other than the Corporation's auditors) for services rendered or products sold to the Corporation, or a prospective Qualifying Acquisition target with which the Corporation has entered into or discussed entering into a transaction agreement, reduce the amount of funds in the escrow account to below the lesser of (i) $10.00 (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the escrow account as of the date of the full or partial liquidation of the escrow account, as applicable, due to reductions in the value of the assets held in escrow (other than due to the failure to obtain waivers from such third parties), in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the escrow account and except as to any claims under the Corporation's indemnity of the underwriters against certain liabilities. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Sponsor is permitted to make direct payments or contributions to the escrow account, for indemnity purposes or otherwise.

ALIGNVEST ACQUISITION CORPORATION
INITIAL PUBLIC OFFERING OF CLASS A RESTRICTED VOTING UNITS – FINAL TERMS
June 16, 2015

In the event of an extension to the Permitted Timeline, an automatic redemption or a winding-up of the Corporation, whereby the taxes payable pursuant to Part VI.1 of the Tax Act would cause the amounts paid per share from the escrow account to redeeming holders of Class A Restricted Voting Shares to be less than the initial $10.00 invested (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations), the Sponsor will, pursuant to the Make Whole Agreement and Undertaking, agree to contribute the amount to the Corporation required in order for the Corporation to be able to pay $10.00 (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 taxes that would be owing by the Corporation where the amount paid to redeem each applicable Class A Restricted Voting Share would be $10.00 (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share).

REDEMPTION RIGHTS:

In conjunction with the shareholders meeting to vote on the Qualifying Acquisition, holders of the Class A Restricted Voting Shares, whether they vote for or against, or do not vote on the Qualifying Acquisition, will have the opportunity to deposit all or a portion of their Class A Restricted Voting Shares for redemption with effect, subject to applicable law, immediately prior to the closing of the Qualifying Acquisition, at a per share price, payable in cash, equal to the pro-rata portion of: (A) the escrowed funds on deposit in the escrow account at the time of the shareholders meeting, including interest and other amounts earned, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation. Such amount will not be reduced by the amount of any tax of the Corporation under Part VI.1 of the Tax Act or the deferred underwriting commissions per Class A Restricted Voting Share held in the escrow account. Notwithstanding the foregoing redemption rights, each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the Closing. This limitation will not apply in the event a Qualifying Acquisition does not occur within the Permitted Timeline or in the event of an extension to the Permitted Timeline.

ALIGNVEST ACQUISITION CORPORATION
INITIAL PUBLIC OFFERING OF CLASS A RESTRICTED VOTING UNITS – FINAL TERMS
June 16, 2015

The Class B Shares will not possess any redemption rights.

VOTING RIGHTS:

The Class A Restricted Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. Prior to the shareholders meeting at which a Qualifying Acquisition is approved, holders of the Class A Restricted Voting Shares will not be entitled to vote on the election and removal of directors and auditors. The holders of the Class A Restricted Voting Shares will, however, be entitled to vote on and receive notice of meetings on all other matters requiring shareholder approval (including the proposed Qualifying Acquisitions and any proposed extension to the Permitted Timeline).

SHARES OUTSTANDING:

There will be 22,500,000 Class A Restricted Voting Shares outstanding following Closing (25,875,000 Class A Restricted Voting Shares if the Over-Allotment Option is exercised in full). There will be 6,682,500 Class B Shares outstanding following the Closing, including the 5,836,500 founders’ shares initially held by the Founders, and including the 846,000 Class B Shares to be purchased by the Founders concurrently with Closing (7,631,719 Class B Shares outstanding if the Over- Allotment Option is exercised in full).

WARRANTS OUTSTANDING:

There will be 11,673,000 Warrants outstanding following Closing (11,250,000 Warrants from the Class A Restricted Voting Units sold pursuant to the Issue and 423,000 Warrants from the Class B Units sold pursuant to the Sponsor and other Founders Placement). If the Over-Allotment Option is exercised in full, the total outstanding will be 13,402,688 (12,937,500 Warrants from the Class A Restricted Voting Units sold pursuant to the Issue and 465,188 Warrants from the Class B Units sold pursuant to the Sponsor and other Founders Placement).

FOUNDER TRANSFER RESTRICTIONS:

The Founders have agreed that they will not transfer any of their Class B Units (or any of their Class B Shares or Warrants underlying their Class B Units) until 30 days after the closing of the Qualifying Acquisition except if required due to the structuring of the Qualifying Acquisition, in which case such restriction will apply to the securities received in connection with the Qualifying Acquisition. The Founders have also agreed to not sell or transfer any of their 5,836,500 founders’ shares (Class B Shares) (6,701,344 founders’ shares if the Over- Allotment Option is exercised in full) until the earlier of: one year following completion of the Qualifying Acquisition, or the closing share price of Class B Shares equalling or exceeding $12.00 per share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for 20 trading days within a 30-trading day period, except if required due to the structuring of the Qualifying Acquisition in which case such restriction will apply to the securities received in connection with the Qualifying Acquisition. The founders’ shares may also be subject to additional TSX escrow requirements and 25% of the founders’ shares held by each Founder are subject to forfeiture unless the closing price of the Class B Shares exceeds $13.00 (subject to customary adjustments) for 20 trading days within a 30-day trading period in the five years following the Qualifying Acquisition.

ALIGNVEST ACQUISITION CORPORATION
INITIAL PUBLIC OFFERING OF CLASS A RESTRICTED VOTING UNITS – FINAL TERMS
June 16, 2015

FORM OF OFFERING:	Initial public offering in all provinces and territories of Canada by way of a long form prospectus.

Private placement in the United States to “qualified institutional buyers” pursuant to Rule 144A of the U.S. Securities Act of 1933.

TRADING:	The Class A Restricted Voting Units will begin trading promptly after the Closing.

The TSX has conditionally approved the listing of the Class A Restricted Voting Units, the Class A Restricted Voting Shares and the Warrants forming part of the Class A Restricted Voting Units (and Class B Units) being sold pursuant to this Issue (and that may be sold pursuant to the exercise of the Over-Allotment Option) under the symbols ‘‘AQX.UN’’, “AQX.A” and “AQX.WT”, respectively, with the Class A Restricted Voting Units separating into Class A Restricted Voting Shares and Warrants 40 days following Closing (or, if such date is not a TSX trading day, the next TSX trading day), subject to the Corporation fulfilling all of the listing requirements of the TSX on or before September 9, 2015.

ELIGIBILITY FOR INVESTMENT:	Eligible under RRSPs, RESPs, RRIFs, RDSPs, TFSAs and DPSPs.

BOOKRUNNERS:	TD Securities Inc. and Cantor Fitzgerald & Co.

UNDERWRITING FEE:	6.00%.

Approximately 42% of the Underwriting Fee (or $0.25 per Class A Restricted Voting Unit) will be payable upon the Closing and, if applicable, the closing of the Over-Allotment Option, and the remaining approximately 58% of the Underwriting Fee (or $0.35 per Class A Restricted Voting Unit) will be payable upon closing of the Qualifying Acquisition. If the Qualifying Acquisition is not completed, the Underwriting Fee will be reduced to the amount paid upon the Closing, and, if applicable, the closing of the Over-Allotment Option.

No fees will be payable on the Sponsor and other Founders Placement.

CLOSING:	June 24, 2015

The prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and, in such jurisdictions, only by persons permitted to sell such securities.

ALIGNVEST ACQUISITION CORPORATION
INITIAL PUBLIC OFFERING OF CLASS A RESTRICTED VOTING UNITS – FINAL TERMS
June 16, 2015

There is currently no market through which the Class A Restricted Voting Units and the Class A Restricted Voting Shares or Warrants forming part of the Class A Restricted Voting Units may be sold, and purchasers may not be able to re-sell securities purchased under the final prospectus. This may affect the pricing of the securities in secondary market purchases, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. An investment in the Class A Restricted Voting Units is highly speculative due to the proposed nature of the Corporation’s business and is subject to a number of risks that should be considered by a prospective purchaser. Investors should carefully consider the risk factors described under “Risk Factors” in the prospectus before purchasing the Class A Restricted Voting Units.